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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

INSTRUCTIONS FOR USING FORM N- 8F

THIS FORM MAY BE FILED BY AN INVESTMENT COMPANY ("FUND") THAT IS CURRENTLY REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE INVESTMENT COMPANY ACT OF 1940 ("ACT"), IS SEEKING TO DEREGISTER, AND IS IN ONE OF THE FOUR CATEGORIES IN INSTRUCTION 1 BELOW.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

     (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("MERGER");

     (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("LIQUIDATION");

     (c)  The fund qualifies for an exclusion from the definition of "investment
          company"  under  section   3(c)(1)  or  section  3(c)(7)  of  the  Act
          ("ABANDONMENT OF REGISTRATION"); or

     (d)  The  fund  has  become  a  business   development  company  ("BUSINESS
          DEVELOPMENT COMPANY").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (SEE Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.   No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. SEE rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC'S COLLECTION OF INFORMATION
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):

     [ ]  Merger

     [X]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: STRONG HIGH-YIELD MUNICIPAL BOND FUND, INC.

3.   Securities and Exchange Commission File No.: 811- 7930

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

     [X] Initial Application    [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 HERITAGE RESERVE, MENOMONEE FALLS, WI 53051

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

JEANINE BAJCZYK, 100 HERITAGE RESERVE, MENOMONEE FALLS, WI 53051, (414) 577-7570 OR CAROL GEHL, ESQ., C/O GODFREY & KAHN, 780 NORTH WATER STREET, MILWAUKEE, WI 53202-3590 (414) 287-9255

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

STRONG FINANCIAL CORPORATION, C/O 900 HERITAGE RESERVE, MENOMONEE FALLS, WI 53051, (414) 973-5012

     NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.   Classification of fund (check only one):

         [X] Management company;

         [ ] Unit investment trust; or

         [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [X] Open-end               [ ] Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts): WISCONSIN

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

STRONG CAPITAL MANAGEMENT, INC., 100 HERITAGE RESERVE, MENOMONEE FALLS, WI 53051

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

STRONG INVESTMENTS, INC., 100 HERITAGE RESERVE, MENOMONEE FALLS, WI 53051

13.  If the fund is a unit investment trust ("UIT") provide:

         (a) Depositor's name(s) and address(es):

         (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

         [ ] Yes           [X] No

         If Yes, for each UIT state:
         Name(s):
         File No.: 811- __________
         Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes           [ ] No

          If Yes, state the date on which the board vote took place: OCTOBER 27, 2004

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes          [ ] No

          If Yes,  state the date on which  the  shareholder  vote  took  place:
          DECEMBER 30, 2004

          If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes          [ ] No

     (a)  If Yes,  list the date(s) on which the fund made those  distributions:
          DECEMBER 29, 2004 AND DECEMBER 31, 2004

     (b)  Were the distributions made on the basis of net assets? [X] Yes [ ] No

     (c)  Were the distributions made PRO RATA based on share ownership?

           [X] Yes         [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  LIQUIDATIONS ONLY:
          Were any distributions to shareholders made in kind?

          [X] Yes          [ ] No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

THE SCM CLASS SHARES WERE LIQUIDATED IN KIND. THE SCM CLASS SHARES WERE 100% OWNED BY STRONG CAPITAL MANAGEMENT, INC., THE REGISTRANT'S INVESTMENT ADVISER.

17.  CLOSED-END FUNDS ONLY: Has the fund issued senior securities?

          [ ] Yes           [ ] No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

         [ ] Yes            [X] No

         If No,
          (a) How many shareholders does the fund have as of the date this form is filed?

                NONE.

          (b) Describe the relationship of each remaining shareholder to the fund: N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [X] Yes            [ ] No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

THE REGISTRANT HAD CERTAIN CONDITIONAL RIGHTS TO RECEIVE NET PROFITS, IF ANY, OBTAINED BY STRONG CAPITAL MANAGEMENT, INC. ("SCM") ON THE SALE OF THE SECURITIES IT RECEIVED IN THE IN-KIND REDEMPTION OF THE SCM CLASS SHARES OF THE REGISTRANT. SCM HAS AGREED TO DISTRIBUTE ANY NET GAINS ARISING FROM THE SUBSEQUENT SALE OR OTHER DISPOSITION OF THESE SECURITIES TO INVESTOR CLASS SHAREHOLDERS AS OF THE LIQUIDATION DATE.

CERTAIN CONTINGENT RIGHTS, CLAIMS AND LIABILITIES OF THE REGISTRANT RELATING TO SHAREHOLDER CLASS ACTIONS AND DERIVATIVE ACTIONS INVOLVING LATE TRADING AND MARKET TIMING ALLEGATIONS AND RELATED MATTERS WERE TRANSFERRED TO A LIQUIDATING TRUST FOR THE BENEFIT OF THE REGISTRANT'S FORMER SHAREHOLDERS. UPON RESOLUTION OF THESE CLAIMS BY THE LIQUIDATING TRUST, THE TRUSTEES WILL DISTRIBUTE ANY NET PROCEEDS TO FORMER SHAREHOLDERS IN A MANNER THAT IS CONSISTENT WITH APPLICABLE LAW AND THE FIDUCIARY DUTIES OF THE LIQUIDATING TRUST'S TRUSTEES.

THE REGISTRANT'S FORMER SHAREHOLDERS MAY BE ENTITLED TO CERTAIN AMOUNTS PAID BY SCM AND RICHARD S. STRONG PURSUANT TO REGULATORY SETTLEMENTS OF MARKET-TIMING AND RELATED INVESTIGATIONS. THESE SETTLEMENTS REQUIRED SCM TO RETAIN AN INDEPENDENT DISTRIBUTION CONSULTANT ("IDC") TO OVERSEE THE DISTRIBUTION OF THESE AMOUNTS TO INVESTORS. THE IDC IS DEVELOPING A DISTRIBUTION PLAN TO BE SUBMITTED TO THE SEC. ONCE THE PLAN IS APPROVED BY ALL NECESSARY PARTIES, PAYMENTS TO INVESTORS WILL BE MADE.

III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE RESPONSE TO QUESTION 19 ABOVE)

         [ ] Yes           [X] No

         If Yes,
          (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

          [ ] Yes         [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

          [ ] Yes         [X] No (SEE RESPONSE TO QUESTION 19, ABOVE.)

          If Yes,
          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)  Legal expenses: $924,959.24

          (ii) Accounting expenses: $1,000.00

          (iii)Other  expenses  (list  and  identify  separately):   SHAREHOLDER
               COMMUNICATIONS: $1,003.46

          (iv) Total expenses (sum of lines (i)-(iii) above): $926,962.70

     (b) How were those expenses allocated? NO EXPENSES WERE ALLOCATED TO THE REGISTRANT IN CONNECTION WITH THE LIQUIDATION

     (c)  Who paid those expenses? STRONG FINANCIAL CORPORATION

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes           [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

         [X] Yes  [ ] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

THERE ARE MULTIPLE OUTSTANDING CLASS AND DERIVATIVE ACTIONS ("ACTIONS") FILED SINCE SEPTEMBER 4, 2003, AGAINST THE STRONG FUNDS, THEIR AFFILIATES AND OTHER PARTIES AS DEFENDANTS IN CERTAIN FEDERAL AND STATE COURTS PRIMARILY REGARDING MARKET TIMING AND LATE TRADING ALLEGATIONS. BY VIRTUE OF A SERIES OF ORDERS DATED BEGINNING FEBRUARY 20, 2004, THE UNITED STATES JUDICIAL PANEL FOR MULTI DISTRICT LITIGATION ("MDL") ORDERED THE TRANSFER OF ALL ACTIONS THEN PENDING IN FEDERAL COURT TO THE DISTRICT OF MARYLAND FOR PRE-TRIAL COORDINATION WITH CASES INVOLVING OTHER MUTUAL FUND FAMILIES SUBJECT TO SIMILAR CLAIMS. ON SEPTEMBER 30, 2004, THREE CONSOLIDATED AMENDED COMPLAINTS WERE FILED IN THE DISTRICT OF MARYLAND COURT: ONE FOR DERIVATIVE CLAIMS, ONE FOR CLASS ACTIONS, AND ONE FOR ERISA CLAIMS. EARLIER THIS YEAR, THE STRONG FUNDS AND OTHER DEFENDANTS MOVED TO DISMISS THE CONSOLIDATED AMENDED COMPLAINTS FOR, AMONG OTHER THINGS, FAILURE TO STATE CLAIMS. THESE MOTIONS ARE CURRENTLY BEING BRIEFED. ORAL ARGUMENTS ON DISMISSAL OF THE COMPLAINTS ARE SCHEDULED TO BE HEARD IN JUNE AND JULY, 2005.

THE ACTIONS GENERALLY ALLEGE, AMONG OTHER THINGS, THAT THE DEFENDANTS VIOLATED THEIR FIDUCIARY DUTY TO FUND SHAREHOLDERS AND CERTAIN RETIREMENT PLAN PARTICIPANTS, AND MADE FALSE AND MISLEADING STATEMENTS IN THE FUNDS' PROSPECTUSES IN VIOLATION OF FEDERAL AND STATE SECURITIES LAWS. THE ACTIONS GENERALLY SEEK ONE OR MORE OF THE FOLLOWING: COMPENSATORY DAMAGES, PUNITIVE DAMAGES, SPECIAL DAMAGES, EXEMPLARY DAMAGES, RESCISSION, RESTITUTION, PAYMENT OF PLAINTIFFS' ATTORNEYS' FEES AND EXPERTS' FEES, AND/OR REPLACEMENT OF THE BOARD OF DIRECTORS OF THE STRONG FUNDS. ONE STATE ACTION WAS NOT REMOVED TO FEDERAL COURT AND THUS WAS NOT CONSOLIDATED INTO THE MDL CONSOLIDATED ACTIONS, BUT THAT ACTION HAS BEEN STAYED. A SIMILAR ACTION WAS RECENTLY FILED IN KANSAS STATE COURT AGAINST ONE OF THE STRONG FUNDS BUT THE COMPLAINT HAS NOT YET BEEN SERVED.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes           [X] No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811- __________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION
         The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of STRONG HIGH-YIELD MUNICIPAL BOND FUND, INC., (ii) she is the
VICE PRESIDENT of STRONG HIGH-YIELD MUNICIPAL BOND FUND, INC., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.


                                 /s/ DANA J. RUSSART
                                 ---------------------
                                 Dana J. Russart